SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)*

                               PARKERVISION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    701354102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Jeffrey L. Parker
                               ParkerVision, Inc.
                               7915 Baymeadow Way
                           Jacksonville, Florida 32256
                                 (904) 737-1367
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  March 6, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP No.  18145M 109               SCHEDULE 13D              Page 2 of 10 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     J-Parker Family Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nebraska
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        48,400
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    48,400
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     48,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No.  18145M 109               SCHEDULE 13D              Page 3 of 10 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     J-ParkerCo, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nebraska
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        48,400
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    48,400
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     48,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No.  18145M 109               SCHEDULE 13D              Page 4 of 10 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Deborah Parker
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,277,584
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,277,584
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,277,584
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No.  18145M 109               SCHEDULE 13D              Page 5 of 10 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Jeffrey L. Parker
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    896,702
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,325,984
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           896,702
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,325,984
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,222,686
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No.  18145M 109               SCHEDULE 13D              Page 6 of 10 Pages
---------------------                                         ------------------


      This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends the
Schedule 13D filed by J-Parker Family Limited Partnership ("J-PFLP"), J-ParkerCo., Inc. ("J-General Partner") and Jeffrey L. Parker ("Parker" and, together with J-PFLP, J-General Partner and Deborah Parker, "D. Parker," collectively referred to as the "Reporting Persons") with respect to ownership of the common stock, par value $0.01 per share ("Common Stock"), of ParkerVision, Inc., a Florida corporation (the "Issuer").

      The percentage of beneficial ownership reflected in this Amendment No. 4 is based upon 26,495,691 shares of Common Stock outstanding as of March 6, 2008.

Item 1.  Security and Issuer.

      The class of equity securities to which this Amendment No. 4 relates is the Common Stock of the Issuer. The Issuer's principal executive offices are located at 7915 Baymeadows Way, Suite 400, Jacksonville, Florida 32256.

Item 2.  Identity and Background.

      J-PFLP's business address is located at 409 S. 17th Street, Omaha, Nebraska 68102. J-PFLP is a limited partnership organized and existing under the laws of Nebraska. The principal business of J-PFLP is to hold certain shares of the Issuer's Common Stock owned by Parker. J-PFLP has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). J-PFLP has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      J-General Partner's business address is located at 409 S. 17th Street, Omaha, Nebraska 68102. J-General Partner is a corporation organized and existing under the laws of Nebraska. The principal business of J-General Partner is to act as the sole general partner of J-PFLP. J-General Partner owns 1% of J-PFLP and was formed, and is 100% owned, by Parker. Parker is the President and sole Director of J- General Partner. J-General Partner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). J-General Partner has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      D. Parker's address is 7915 Baymeadows Way, Suite 400, Jacksonville, Florida 32256. D. Parker is a citizen of the United States. D. Parker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). D. Parker has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

---------------------                                         ------------------
CUSIP No.  18145M 109               SCHEDULE 13D              Page 7 of 10 Pages
---------------------                                         ------------------

      Parker's business address is located at 7915 Baymeadows Way, Suite 400, Jacksonville, Florida 32256. Parker is the Chairman of the Board and Chief Executive Officer of the Issuer. The Issuer is engaged in the design, development and licensing of wireless radio frequency technologies. Parker is a citizen of the United States. Parker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Parker has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources of Funds.

      On March 6, 2008, Parker purchased 129,200 shares of Common Stock ("Private Shares") from the Issuer in a private placement, pursuant to a Stock Purchase Agreement, dated March 4, 2008, between Parker and the Issuer. Parker purchased the Private Shares at $7.74 per share, which was the closing price of the Common Stock on NASDAQ on March 3, 2008. Parker used his personal funds to purchase the Private Shares.

Item 4.  Purpose of Transaction.

      (i) Parker acquired the securities described above for investment purposes. Parker, D. Parker, J-PFLP and J-General Partner may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions. Parker holds options to purchase 860,991 shares of Common Stock, issued pursuant to the Issuer's 1993 Stock Plan and 2000 Performance Equity Plan.

      (ii) At the date of this Statement, Parker, D. Parker, J-PFLP and J-General Partner, except as set forth in this Statement, and consistent with Parker's position as Chairman of the Board and Chief Executive Officer of the Issuer, have no plans or proposals which would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

---------------------                                         ------------------
CUSIP No.  18145M 109               SCHEDULE 13D              Page 8 of 10 Pages
---------------------                                         ------------------

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) Any action similar to any of those actions enumerated above.

Item 5.  Interest in Securities of the Issuer.

      J-PFLP is the beneficial owner of 48,400 shares of Issuer's Common Stock. J-PFLP has shared voting and dispositive power over these shares as described below. J-PFLP beneficially owns 0.2% of the Issuer's Common Stock. During the last 60 days, on February 14, 2008, J-PFLP gifted (a) 2,277,584 shares of the Issuer's Common Stock to Parker and D. Parker as joint tenants in common and (b) 50,000 shares of the Issuer's Common Stock to various other entities and persons.

      J-General Partner is the beneficial owner of 48,400 shares of the Issuer's Common Stock. J-General Partner, in its capacity of being the sole general partner of J-PFLP, controls J-PFLP. Accordingly, J-General Partner is the beneficially owner of the shares held by J-PFLP. J-General Partner has shared voting and dispositive power over the shares held by J-PFLP. J-General Partner beneficially owns 0.2% of the Issuer's Common Stock. During the last 60 days, J-General Partner has not entered into any transactions with respect to the Issuer's Common Stock.

      D. Parker is the beneficial owner of 2,277,584 shares of the Issuer's Common Stock. D. Parker owns such shares as joint tenant in common with Parker and consequently shares voting and dispositive power over such shares with Parker. D. Parker beneficially owns 8.6% of the Issuer's Common Stock. During the last 60 days, on February 14, 2008, J-PFLP gifted 2,277,584 shares of the Issuer's Common Stock to Parker and D. Parker as joint tenants in common.

---------------------                                         ------------------
CUSIP No.  18145M 109               SCHEDULE 13D              Page 9 of 10 Pages
---------------------                                         ------------------

      Parker is the beneficial owner of 3,222,686 shares of the Issuer's Common Stock. This amount represents (i) 2,277,584 shares of the Issuer's Common Stock held by Jeffrey Parker and Deborah Parker Joint Tenants in Common, (ii) 48,400 shares of the Issuer's Common Stock held by J-PFLP, (iii) 69,114 shares of the Issuer's Common Stock owned of record by Parker's three minor children over which Parker disclaims ownership, (iv) 154,097 shares of the Issuer's Common Stock held directly by Parker and (v) 673,491 shares of the Issuer's Common Stock issuable upon the exercise options held by Parker that are currently exercisable or will become exercisable within 60 days. This amount does not include 187,500 shares of the Issuer's Common Stock issuable upon exercise of options held by Parker that are not currently exercisable and will not become exercisable within 60 days. Parker, who owns 98.89% of the limited partnership interests of J-PFLP and 100% of the capital stock of J-General Partner and is the President and sole Director of J-General Partner, controls J-General Partner and J-PFLP. Accordingly, Parker is deemed to be the beneficial owner of the shares held by J-PFLP and J-General Partner. As a result of Parker's control of J-General Partner and J-PFLP, Parker ultimately has sole voting and dispositive power over the shares held by J-PFLP, although it is nominally shared with J-PFLP as the record owner of the shares, and with J-General Partner which, as sole general partner, controls J-PFLP. Additionally, Parker has shared voting and dispositive power over the shares held by his minor children and the shares held as joint tenent in common with D. Parker. Parker has sole voting and dispositive power over the remaining shares. Parker beneficially owns 12.2% of the Issuer's Common Stock. During the last 60 days, (i) on March 6, 2008, Parker purchased the Private Shares, as more fully described under Item 3, and (ii) on February 14, 2008, Parker caused J-PFLP to gift (a) 2,277,584 shares of the Issuer's Common Stock to Parker and D. Parker as joint tenants in common and (b) 50,000 shares of the Issuer's Common Stock to various other entities and persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      The Reporting Persons have entered into the following agreements with respect to the securities of the Issuer:

      (i) Parker entered into stock option agreements reflecting the stock option grants referenced in Item 5. The stock option agreements are listed under
Item 7.

      (ii) Parker entered into a stock purchase agreement, pursuant to which he purchased the Private Shares.

Item 7.  Material to be filed as Exhibits.

         1.       Amended Joint Filing Agreement.

         2. Stock Option Agreement, dated as of September 7, 2000, between the Issuer and Jeffrey L. Parker.*

         3. Stock Option Agreement, dated as of September 7, 2000, between the Issuer and Jeffrey L. Parker.*

         4.       Form of Stock Option Agreement, between the Issuer and Jeffrey
                  L. Parker (incorporated by reference to the Issuer's Annual Report on Form 10-K, filed on March 17, 2008).

         5. Stock Purchase Agreement, dated March 4, 2008, between the Issuer and Jeffrey L. Parker (incorporated by reference to the Issuer's Current Report on Form 8-K, filed on March 6, 2008).

         *        Previously filed.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 17, 2008

                                         /s/ Jeffrey L. Parker
                                         ---------------------------------------
                                         Jeffrey L. Parker

                                         /s/ Deborah Parker
                                         ---------------------------------------
                                         Deborah Parker

                                         J-PARKER FAMILY LIMITED PARTNERSHIP

                                         By:  /s/ Jeffrey L. Parker
                                              ----------------------------------
                                              Jeffrey L. Parker
                                              Partner

                                         J-PARKERCO, INC.

                                         By:  /s/ Jeffrey L. Parker
                                              ----------------------------------
                                              Jeffrey L. Parker
                                              President

                         AMENDED JOINT FILING AGREEMENT


      Agreement, dated as of March 17, 2008, among the signatories hereto (collectively, the "Parties").

      Each of the Parties represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in the common stock of ParkerVision, Inc. beneficially owned and reported upon in the Schedule 13D of which this agreement is an exhibit ("Schedule 13D") by each of the Parties.

      Each of the Parties agrees to be responsible for the timely filing of the
Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

                                         /s/ Jeffrey L. Parker
                                         ---------------------------------------
                                         Jeffrey L. Parker

                                         /s/ Deborah Parker
                                         ---------------------------------------
                                         Deborah Parker

                                         J-PARKER FAMILY LIMITED PARTNERSHIP

                                         By:  /s/ Jeffrey L. Parker
                                              ----------------------------------
                                              Jeffrey L. Parker
                                              Partner

                                         J-PARKERCO, INC.

                                         By:  /s/ Jeffrey L. Parker
                                              ----------------------------------
                                              Jeffrey L. Parker
                                              President